ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 15, 2019	Jasmin M. Ali T +1 212 596 9604 jasmin.ali@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Selective Credit Fund (the “Fund”), File No. 811-22378

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on August 29, 2019, regarding the Trust’s Amendment No. 81 to its registration statement. Amendment No. 81 was filed pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), and became effective immediately upon filing. The Trust intends to incorporate any changes made in response to the comments set forth below into its registration statement with the Trust’s next annual updating amendment to its registration statement with respect to the Fund if such changes continue to be appropriate at the time of filing such amendment. Capitalized terms used and not defined herein have the meanings given to them in Amendment No. 81.

A summary of the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), and the Trust’s responses thereto, are set forth below.

Private Placement Memorandum (“PPM”)

1.

Comment: Please revise the “Tax Information” disclosure on page 6 of the PPM to state that the Fund’s distributions to shareholders are generally not exempt from U.S. federal income tax. See Item 11(f) of Form N-1A.

Response: The Fund currently has a limited number of investors, each of whom is generally exempt from U.S. federal income taxation. Accordingly, the Fund respectfully submits that its disclosure regarding tax consequences to shareholders satisfies the requirements of Item 11(f) and Item 7 of Form N-1A and declines to make the requested

- 2 -	October 15, 2019

changes at this time. The Fund intends to re-consider adding the requested disclosure to the extent circumstances warrant.

2.	Comment: Because the Fund’s name includes the term “Credit,” add an 80% policy of investing in debt consistent with the requirements of Rule 35d-l under the 1940 Act.

Response: The term “Selective Credit” used in the Fund’s name is meant to suggest not a particular type of investment, but rather an investment strategy focused on detailed analysis of securities and issuers. The Fund respectfully refers the Staff to the following disclosure which describes how DoubleLine Capital LP (“DoubleLine” or the “Adviser”) will select the issuers to which the Fund will be exposed:

DoubleLine will select investments over time to implement its long-term strategic investment view. It may buy and sell securities opportunistically in response to short-term market, economic, political, or other developments or otherwise as opportunities may present themselves. In selecting individual securities for investment by the Fund, DoubleLine uses a bottom-up security selection process, reflecting in-depth research and analysis. DoubleLine will manage the Fund under an integrated risk management framework overseen by the Fund’s portfolio management team and DoubleLine’s risk management committee.

Accordingly, use of the term “Selective Credit” does not require adoption of an 80% policy. See Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001) (“rule [35d-1] does not apply to fund names that incorporate terms . . . that connote types of investment strategies as opposed to types of investments”).

In addition, the Fund respectfully submits that a number of other registrants use the term “credit” in their names and without the adoption of a related 80% policy pursuant to Rule 35d-1. See, e.g., The Water Island Credit Opportunities Fund and BrandywineGLOBAL Alternative Credit Fund.

For these reasons, the Fund respectfully declines to adopt an 80% policy.

3.

Comment: The Staff requests that the Fund consider listing first the principal risks that are most likely to adversely impact the NAV, yield, and total return and, thereafter, ordering the principal risks alphabetically. The Staff notes that the Director of the Division of Investment Management recommended in her October 25, 2018 Investment Company Institute Securities Law Developments Conference speech that principal risks be ordered based on importance.

Response: The Fund respectfully declines to make the requested change at this time.

- 3 -	October 15, 2019

4.

Comment: Please clarify the disclosure on page 16 under “Fund Level Tax Risk” to explain how the Fund could be considered a personal holding company and the potential consequences to shareholders if the Fund were to be taxed as a personal holding company. Please also disclose how shareholders would be notified if the Fund were deemed a personal holding company. The Staff also suggests moving the relevant disclosure on page 100 of the statement of additional information (“SAI”) under “Distributions and Taxes—Taxation of the Fund” to the PPM.

Response: The Fund intends to make changes consistent with the Staff’s comments in connection with its next regularly scheduled annual update. If the Fund is a personal holding company at the time of its next annual update, the Fund would update its disclosure at that point to reflect its status. In addition, the Fund would evaluate whether to update shareholders sooner if the Fund determined that it was likely to be subject to a fund level tax because of an expected inability to distribute timely all its investment income and gains. At this time, the Fund’s shareholders continue to be tax-exempt investors who would not be subject to the additional personal holding company tax of 20% regardless of the Fund’s status.

5.	Comment: Please disclose Liquidity Risk more prominently.

Response: The Fund has reviewed its existing disclosure and respectfully submits that the Fund’s liquidity risk is disclosed and discussed prominently. See, e.g., Liquidity Risk; Foreign Investing Risk; and High Yield Risk.

6.	Comment: The Staff requests that the Liquidity Risk of Mortgage-Backed Securities sub-risk language within Mortgage-Backed Securities Risk be disclosed more prominently.

Response: The Fund has reviewed its existing disclosure and respectfully submits that the Fund’s discussion of liquidity risks associated with mortgage-backed securities is disclosed and discussed prominently. As such, the Fund respectfully declines to change the existing disclosure.

7.

Comment: Under “Temporary Defensive Strategies” on page 26 of the PPM, the Fund states that “The Fund may also use derivatives, such as futures contracts, interest rate swaps, and credit default swaps, as an efficient means to adjust the Fund’s interest rate, credit, and other exposures in connection with taking such temporary defensive positions. During periods when the Fund has taken temporary defensive positions, the Fund may not achieve its investment objective.” Please explain how this use of derivatives is a temporary defensive strategy “inconsistent with the Fund’s principal investment strategies,” which can represent up to 100% of the Fund’s portfolio, as opposed to an alternative investment strategy. See Item 9(b), Instruction 6 to Form N-1A.

- 4 -	October 15, 2019

Response: The Fund may use the referenced derivative instruments to, among other purposes, adjust the Fund’s portfolio exposure quickly and efficiently as part of its implementing temporary defensive strategies. For example, the Fund might use interest rate futures to reduce the duration of the Fund’s portfolio and/or may purchase credit default swaps to reduce the Fund’s exposure to credit risk when doing so allows the Fund to more quickly and/or efficiently adopt temporary defensive positions (as compared to turning over a significant portion of the Fund’s portfolio). The Fund respectfully submits that the use of derivative instruments in this manner and others can be an appropriate part of effecting temporary defensive positions inconsistent with the Fund’s principal investment strategies and that the disclosure is consistent with Instruction 6 to Item 9(b)(1) of Form N-1A.

8.

Comment: The Staff requests that the Fund modify the disclosure in the “Advisory Agreement” section to disclose that the Adviser may recoup amounts waived or expenses reimbursed only for three years from the date of the waiver, as opposed to any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, as is currently the policy. Alternatively, please confirm that a loss contingency analysis has been conducted under the Financial Accounting Standards Board’s Accounting Standards Codification Subtopic 450 (a “FAS5 analysis”) to determine that the Fund’s obligation to repay the Adviser is not probable, and that such analysis has been provided to the Fund’s independent auditor. See the AICPA Accounting and Audit Guide for Investment Companies, Sections 8.08 and 8.09. Additionally, please confirm that the Expense Limitation Agreement between the Trust, on behalf of the Fund, and the Adviser are filed as exhibits to the registration statement.

Response: The Fund believes its current disclosure and accounting practices are appropriate and generally consistent with industry practice. The Fund respectfully submits that an approach of recouping amounts waived and/or reimbursed by the date of the three-year anniversary of a fee waived or reimbursed on a particular day is neither practicable nor consistent with our understanding of the practice of a significant number of other fund families in the industry. In any event, there are no amounts (whether advisory fees waived or expenses reimbursed previously) currently subject to potential recoupment for this Fund.

The Fund confirms that the current Expense Limitation Agreement relating to the Fund was filed as an exhibit to post-effective Amendment No. 78 to the registration statement on August 30, 2019.

9.

Comment: The Staff notes the following language on page 33 of the PPM: “The Adviser expects to use the resources and measures discussed above, among others, to meet redemption requests in regular and stressed market conditions.” Please add additional disclosure clarifying to what resources and measures the “among others” language refers. See Item 11(c)(8), Form N-1A.

- 5 -	October 15, 2019

Response: Item 11(c)(8) of Form N-1A requires the Fund to disclose the methods the Fund “typically expects” to use to meet redemptions requests. Page 32 of the PPM describes the methods that the Fund typically expects to use to meet redemption requests during regular and stressed markets. “[A]mong others” in the noted language simply highlights that the methods listed are not intended to be an exhaustive list of every potential method that might be used. As such, the Fund respectfully declines to change the existing disclosure.

10.

Comment: On page 33 of the PPM, the Staff notes the following language: “The Fund will normally pay redemption proceeds within seven days of the submission of a redemption request in good order, either by transfer of portfolio securities in kind or by payment of cash. If a redemption order is satisfied by an in-kind distribution of securities, the redeeming shareholder will incur transaction costs upon disposition of the securities received. There can be no assurance that any redemption paid in kind will represent a pro rata portion of the investment positions held by the Fund or that any securities distributed will be liquid.”

a.	Please replace the word “submission” with the word “receipt” in this disclosure. See Rule 22c-1.

b.

Please add additional disclosure regarding the typical number of days or estimated range of days that the Fund expects it will take to pay redemption proceeds for each payment method in accordance with Item 11(c)(7) of Form N-1A.

Response: With respect to Comment 10(a), the Fund intends to make the requested change in the Fund’s next annual update. With respect to Comment 10(b), the Fund respectfully submits that its disclosure regarding the number of days that the Fund expects it will take to pay redemption proceeds satisfies the requirements of Item 11(c)(7) of Form N-1A. The Fund does not expect the number of days to differ by payment method.

Statement of Additional Information

11.

Comment: The Staff notes the following fundamental investment restriction on page 1 of the SAI: “The Fund may not purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in a single industry (for purposes of this restriction, (i) bank loans and loan participations will be considered investments in the industry of the underlying borrower, (ii) investment companies are not considered to constitute an industry, and (iii) derivatives counterparties are not considered to be part of any industry).”

a.	Please add disclosure stating that the Fund considers the holdings of any underlying funds in which it invests when assessing compliance with this concentration policy.

- 6 -	October 15, 2019

b.

Please explain the rationale behind provision (iii) in the above disclosure in light of the Use of Derivatives by Investment Companies under the Investment Company Act of 1940 Release (the “Derivatives Concept Release”), Aug. 31, 2011 at Section V(B).

Response: With respect to Comment 11(a), the Fund is not aware of any requirement to “look through” its investments in an underlying fund to the underlying securities held by the underlying fund for purposes of determining compliance with its policy on concentration. The Fund thus respectfully declines to add disclosure regarding the consideration of the holdings of any underlying funds in which it invests.

With respect to Comment 11(b), the Fund respectfully submits that that rationale of the provision is to convey clearly that the Fund will not look to the industry of a derivative instrument counterparty in applying its policy on industry concentration and also that the provision is not inconsistent with observations made in the Derivatives Concept Release. The provision also reflects generally the intent of the relevant transactions and the principal exposure provided by the relevant transactions. Typically, when the Fund enters into derivatives transactions with a counterparty, it does so in order to gain exposure to the security or other reference asset underlying the derivative, and not to the counterparty itself, and therefore the Fund generally looks to the issuer of the reference asset (or the issuers of the assets comprising the reference asset) rather than the counterparty as the issuer for purposes of their industry concentration policy. The value of a derivatives instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity, or reference asset, and/or, potentially, changes in the relevant industry, if any, of the issuer of the underlying security, index, commodity, or reference asset or of the issuers of the assets comprising the reference asset, and relatively little in response to factors affecting the industry of which the counterparty is a part. For those reasons, while a derivatives transaction may give rise to exposure to the industry, if any, of the issuer of the reference asset or of the issuers of the assets comprising the reference asset, exposure to a counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the counterparty.

The Derivatives Concept Release states that “the Commission has stated that generally a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its net assets in a particular industry or group of industries. This standard does not, by its terms, address derivative transactions by which a fund obtains exposure to a particular industry or group of industries, whether through exposure to the counterparty to the transaction or through its contractual exposure to a reference asset.” (Emphasis added.) The referenced provision merely clarifies–in the absence of a standard that addresses derivative transactions–that the Fund will not look to

- 7 -	October 15, 2019

the industry of the counterparty for purposes of applying its policy on industry concentration.

12.

Comment: The Staff notes the following language on page 1 of the SAI: “the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restriction noted above does not apply to such securities.” The Staff’s view is that investments in privately issued asset-backed and mortgage-backed securities must be counted for purposes of a fund’s industry concentration policy. Please revise the noted statement accordingly.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the Commission or its Staff that establishes that mortgage-backed securities or asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a number of other registered investment companies.

13.

Comment: Please consider adding disclosure to the principal strategies section of the PPM regarding the Fund’s investments in covenant-lite loans given the disclosure on page 25 of the SAI, which states: “Some of the loans in which the Fund may invest or to which the Fund may gain exposure through its investments in CDOs, CLOs or other types of structured securities may be covenant-lite loans, which contain fewer or less restrictive constraints on the borrower than certain other types of loans. Covenant-lite loans generally do not include terms which allow the lender to monitor the performance of the borrower and declare a default or force a borrower into bankruptcy restructuring if certain criteria are breached. Under such loans, lenders typically must rely on covenants that restrict a company from incurring additional debt or engaging in certain actions. Such covenants can only be breached by an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, the Fund may have fewer rights against a borrower when it invests in or has exposure to such loans and, accordingly, may have a greater risk of loss on such investments as compared to investments in or exposure to loans with additional or more conventional covenants.”

Response: The Fund respectfully declines to add the suggested disclosure, as the Fund does not intend to invest in covenant-lite loans to the level of a principal strategy.

14.

Comment: The Staff notes the following disclosure on page 79 of the SAI: “It is the policy of the Trust to provide certain unaudited information regarding the portfolio composition of the Fund as of month-end (collectively, the “Portfolio Holdings”) to shareholders and others upon request to the Fund, beginning on the 15th calendar day after the end of the month (or, if not a business day, the next business day thereafter). This information is generally not available on the Fund’s website. Shareholders and others who wish to obtain

- 8 -	October 15, 2019

Portfolio Holdings for a particular month may make a request by contacting the Fund at no charge at (213) 633-8200 between the hours of 7:00 a.m. and 5:00 p.m. Pacific Time, Monday through Friday, beginning on the 15th day following the end of that month (or, if not a business day, the next business day thereafter). Requests for Portfolio Holdings may be made on a monthly basis pursuant to this procedure, or standing requests for Portfolio Holdings may be accepted. Persons making requests will be asked to provide their name and a mailing address, e-mail address or fax number.” Please explain how the referenced method of dissemination does not constitute “selective disclosure to certain persons.” See Investment Company Act Release No. 26418, Section II(C).

Response: The Fund respectfully submits that the referenced language is intended to convey that the Fund’s portfolio holdings information is available upon request to any person or institution, whether a current Fund shareholder or not, who or that requests the information in the manner described in the disclosure. The Trust’s intent is that portfolio holdings information will be provided to any person requesting it in accordance with the referenced disclosure.

*    *    *    *    *    *

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 596-9604 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jasmin Ali

Jasmin Ali

cc:	Adam D. Rossetti, Esq.

    Timothy W. Diggins, Esq.

    Jeremy C. Smith, Esq.